# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 03/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-22-003251
Filed by CIK 0001524362
Persons authorized to receive notices and communications: Zac Rosenberg, Indaba Capital Management, L.P., One Letterman Drive, BLDG D, Suite DM700, San Francisco, California (CA), 94129, 415-680-1030; Andrew M. Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Indaba Capital Management, L.P. (CIK 0001524362): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,325,215 shares of common stock of ON24, Inc. (the "Issuer") outstanding as of March 5, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 13, 2025.
- IC GP, LLC (CIK 0001596505): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,325,215 shares of common stock of the Issuer outstanding as of March 5, 2025, as reported in the Issuer's Form 10-K filed with the SEC on March 13, 2025.
- SCHRIER DEREK C (CIK 0001250078): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,256; sole dispositive power 0; shared dispositive power 4,240,256; aggregate amount beneficially owned 4,240,256 (10% of the class)
  Comment: Based on 42,325,215 shares of common stock of the Issuer outstanding as of March 5, 2025, as reported in the Issuer's Form 10-K filed with the SEC on March 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the SEC by Indaba Capital Management, L.P. (the "Investment Manager"), IC GP, LLC ("IC GP") and Derek C. Schrier (collectively, "Indaba" or the "Reporting Persons") on December 20, 2022, as amended by Amendment No. 1 filed on March 13, 2023, Amendment No. 2 filed on January 18, 2024, and Amendment No. 3 filed on February 26, 2024. This Amendment No. 4 amends and restates the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 17, 2025, Indaba and the Issuer came to an arrangement (the "Arrangement") that if the Issuer's board of directors (i) renominates Ronald P. Mitchell for election at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), and recommends, supports and solicits proxies for the election of Mr. Mitchell at the 2025 Annual Meeting in the same manner as for all other director nominees, and (ii) maintains Mr. Mitchell as a member of the Nominating and Corporate Governance Committee of the Board, in exchange, Indaba will not conduct a proxy fight at the 2025 Annual Meeting and it will not conduct any public campaign or make any public statements regarding the Issuer before the earlier of: (i) August 15, 2025; or (ii) the day after the public release of the Issuer's earnings for the second quarter of 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to add the following:

On March 17, 2025, the Reporting Persons and the Issuer came to the Arrangement as defined and described in Item 4 above.

## Signatures
- Indaba Capital Management, L.P.: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member of IC GP, LLC, its general partner (03/19/2025)
- IC GP, LLC: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member (03/19/2025)
- SCHRIER DEREK C: /s/ Derek C. Schrier, Derek C. Schrier (03/19/2025)